EXHIBIT 1

Contacts

Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Chosen by Balticum TV to Deploy First
Commercial 802.16e Network in Lithuania

Tel Aviv, Israel, May 27, 2008 – Alvarion® Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that it was selected by Balticum TV to deploy the first 802.16e BreezeMAX® network in the three Baltic states Latvia, Lithuania and Estonia. Phase one is already in progress and is providing primary broadband services to Lithuanian business and residential users. Alvarion is collaborating with its long time partner DAN Communications in this deployment.

Balticum TV is the first 3.5 GHz WiMAX license holder to launch a commercial 802.16e deployment, providing advanced high-quality voice and data services enabled by Alvarion’s 4Motion® solution. Lithuania represents a progressive telecom market with a continuous increase in broadband usage and high penetration of mobile technologies, creating great potential for Balticum TV to conduct future deployments to enhance usability and lifestyles among its citizens.

“We are excited to be the first to offer the citizens of Lithuania the benefits of the latest technology together with the WiMAX leader Alvarion,” said Virginijus Jurgelevichius, CEO of Balticum TV. “Following successful trials with excellent results, we are confident that Alvarion’s 802.16e network will increase broadband access with unmatched coverage, and provide a flexible platform to enable more advanced Personal Broadband services in the future. Our current and new customers are expected to experience high-speed Internet and voice services at their best.”

“The demand for broadband access in Lithuania is growing rapidly, and Balticum TV is uniquely positioned to respond,” said Tzvika Friedman, President and CEO of Alvarion. “We respect Balticum TV’s professional and excellent business attitude, and are happy to be selected as their preferred WiMAX vendor, offering a mature and flexible solution for their premier WiMAX network. Widespread coverage followed by more enhanced services over our network will effectively improve the lifestyle of citizens throughout the country.”

About Balticum TV
Balticum TV is a leading provider of telecommunications services on the Lithuanian market. Being a pioneer in Cable TV services since 1989, Balticum TV has built the biggest and the most advanced CATV network in the country. Company follows its strategy through the years: to offer innovations to the customers with the highest quality. Balticum TV provides analog and digital TV, HDTV, Internet, IP telephony services for more than 80 000 customers in most of the biggest Lithuanian cities: Klaipeda, Vilnius, Siauliai, Panevezys. Personal broadband with WiMAX is new ambitious project for the benefit of customers, who cannot be reached via cable; and with promising perspectives of mobility.

About DAN Communications
DAN Communications is leading system integrator and BWA solution provider at the markets of Latvia, Lithuania, and Estonia. Having long-term experience in Broadband Wireless Access technologies DAN Communications in cooperation with Alvarion has successfully implemented more than 15 LMDS and WiMAX projects with operators and service providers of 3 Baltic countries — most of such projects in the region, including some of them, which are the biggest in the region, and among the biggest in Europe.

About Alvarion
Alvarion is the largest WiMAX pure player ensuring customers’ long term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion boasts over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

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